UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           ORIENT-EXPRESS HOTELS LTD.
                           --------------------------
                                (Name of Issuer)

                   Class A Common Shares, par value $.01 each
                   ------------------------------------------
                         (Title of Class of Securities)

                                   G67743 10 7
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

CUSIP No.    G67743 10 7


1    Name of Reporting Person:   Sea Containers Ltd.
     I.R.S. Identification No. of above person (entities only): 98-0038412


2    Check the Appropriate Box if a Member of a Group (See Instructions):(a) [ ]
                                                                         (b) [X]

3    SEC Use Only

4    Citizenship or Place of Organization:  Bermuda


     NUMBER OF       5    Sole Voting Power:  14,403,300 shares*
       SHARES
    BENEFICIALLY     6    Shared Voting Power:  -0-
      OWNED BY
        EACH         7    Sole Dispositive Power:  14,403,300 shares*
     REPORTING
       PERSON        8    Shared Dispositive Power:  -0-
        WITH

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              14,403,300 shares*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                        (See Instructions):  [ ]

11   Percent of Class Represented by Amount in Row (9):  46.76%**

12   Type of Reporting Person:     CO

_______________________________

* Including 2,459,399 shares issuable upon conversion of 2,459,399 Class B Common Shares of the Issuer.

**   On  December  31,  2002  there  were  28,340,601   Class  A  Common  Shares
     outstanding. This percentage is based on the sum of that number and the 2,459,399 issuable shares described in the footnote above.

                                Page 2 of 5 Pages

Item 1.

(a)  Name of Issuer:  Orient-Express Hotels Ltd.

(b)  Address of Issuer's Principal Executive Offices: 41 Cedar Avenue
                                                      P.O. Box HM
                                                      1179 Hamilton HM EX,
                                                       Bermuda

Item 2.

(a) Name of Person Filing: Sea Containers Ltd.

(b)  Address of Principal Business
       Office or, if none, Residence:    41 Cedar Avenue
                                         P.O. Box HM 1179 Hamilton HM EX,
                                         Bermuda

(c)  Citizenship:  Bermuda

(d)  Title of Class of Securities: Class A Common Shares, par value $.01 each

(e)  CUSIP Number: G67743 10 7

Item 3.

               Not applicable.

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned (as of December 31, 2002): 14,403,300 shares*

(b) Percent of class: 46.76%**

_________________________
* Including 2,459,399 shares issuable upon conversion of 2,459,399 Class B Common Shares of the Issuer.

** On December 31, 2002, there were 28,340,601 Class A Common Shares outstanding. This percentage is based on the sum of that number and the 2,459,399 issuable shares described in the footnote above.


                                Page 3 of 5 Pages

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: 14,403,300 shares*

        (ii) shared power to vote or to direct the vote: -0-

        (iii) sole power to dispose or to direct the disposition of: 14,403,300 shares*

        (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certifications

          Not applicable, since this statement is being filed pursuant to ss.240.13d-1(d).

___________________

* Including 2,459,399 shares issuable upon conversion of 2,459,399 Class B Common Shares of the Issuer.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 12, 2003
                                            SEA CONTAINERS LTD.



                                            By:/s/Edwin S. Hetherington
                                               ------------------------
                                                 Edwin S. Hetherington
                                                 Vice President, General Counsel
                                                 and Secretary





                                Page 5 of 5 Pages